Exhibit 11
Calculation of Net Income (Loss) per Share

	2006						2005
	Three Months Ended			Nine Months Ended			Three Months Ended			Nine Months Ended
	September 30,			September 30,			September 30,			September 30,
	Net		Per Share	Net		Per Share	Net		Per Share	Net		Per Share
	Loss	Shares	Amount	Loss	Shares	Amount	Income	Shares	Amount	Loss	Shares	Amount
	(In thousands, except per share data)						(In thousands, except per share data)			(In thousands, except per share data)
Basic EPS
Net income (loss) available to common shareholders
Continuing operations	$131		$0.01	$(1,804)		$(0.07)	$(1,477)		$(0.06)	$(9,180)		$(0.37)
Discontinued operations	(1,701)		(0.07)	(1,848)		(0.08)	2,703		0.11	$(1,456)		(0.06)

Total	$(1,570)	24,981	$(0.06)	$(3,652)	24,848	$(0.15)	$1,266	24,424	$0.05	$(10,636)	24,496	$(0.43)

Effect of Dilutive Securities Stock option plans		—			—			154			—

Dilutive EPS
Net income (loss) available to common shareholders and assumed conversions
Continuing operations	$131		$0.01	$(1,804)		$(0.07)	$(1,477)		$(0.06)	$(9,180)		$(0.37)
Discontinued operations	(1,701)		(0.07)	(1,848)		(0.08)	2,703		0.11	(1,456)		(0.06)

Total	$(1,570)	24,981	$(0.06)	$(3,652)	24,848	$(0.15)	$1,226	24,578	$0.05	$(10,636)	24,496	$(0.43)

NOTE: Options and restricted stock grants to purchase 1.8 and 1.6 million shares of Class A Common Stock, respectively, were outstanding at September 30, 2006 but were not included in the computation of diluted earnings per share for the three and nine months ended September 30, 2006, because the effect would have been anti-dilutive. Options and restricted stock grants to purchase 3.2 and 0.6 million shares of Class A Common Stock, respectively, were outstanding at September 30, 2005 but were not included in the computation of diluted earnings per share for the nine months ended September 30, 2005, because the effect would have been anti-dilutive.